UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
OMB APPROVAL
FORM N-17f-2	OMB Number:	3235-0360
	Expires:	July 31, 2009
Certificate of Accounting of Securities and Similar	Estimated average burden
Investments in the Custody of	hours per response............1.0
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number: 811-7978				Date examination completed: 9/29/08
2. State identification Number: N/A
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement: ING Mayflower Trust
4. Address of principal executive office (number, street, city, state, zip code): 7337 E. Doubletree Ranch Rd. Scottsdale, AZ 85258

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.                                       All items must be completed by the investment company.

2.                                       Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.                                       Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC2198 (10-03)

SEC’s Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company’s securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. § 3507. Responses to this collection of information will not be kept confidential.

2

KPMG LLP 99 High Street Boston, MA 02110-2371	Telephone Fax Internet	617 988 1000 617 507 8321 www.us.kpmg.com

Report of Independent Registered Public Accounting Firm

To the Board of Trustees
ING Mayflower Trust

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 (the Act), that ING International Value Fund (the Fund), complied with the applicable requirements of subsections (b) and (c) of rule 17f-2 under the Act with respect to the securities held by affiliated sub-custodian banks pursuant to rule 17f-5 of the Act as of May 31, 2006, October 31, 2006, and December 31, 2006. Management is responsible for the Fund’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance based on our examinations.

Our examinations were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 2006, October 31, 2006, and December 31, 2006, and, with respect to agreement of security purchases and sales, for the period January 1, 2006 through December 31, 2006:

(1)	Confirmation of all securities held in book entry form by the Bank of New York Mellon (formerly, The Bank of New York) (custodian);

(2)	Confirmation of securities held in book entry form by ING Bank Netherlands (affiliated sub-custodian bank);

(3)	Confirmation of securities held in book entry form by Nederlands Centraal Instituut Voor Giraal Effectenverkeer B.V. (foreign depository);

(4)	Confirmation or inspection of documentation of all securities purchased but not received, hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges and/or transfer agents;

(5)	Reconciliation of all such securities to the books and records of the Fund, the custodian and the affiliated sub-custodian bank;

KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.

(6)	Agreement of selected security purchases and sales during the period January 1, 2006 through December 31, 2006 from the books and records of the Fund to broker confirmations or bank statements.

We believe that our examinations provide a reasonable basis for our opinion. Our examinations do not provide a legal determination on the Fund’s compliance with the specified requirements.

In our opinion, management’s assertion that the Fund complied with the applicable requirements of subsections (b) and (c) of rule 17f-2 of the Act as of May 31, 2006, October 31, 2006, and December 31, 2006, with respect to the securities reflected in the investment accounts of the Fund that are held by the affiliated sub-custodian bank pursuant to rule 17f-5 of the Act, is fairly stated, in all material respects. We have not examined the Fund’s compliance with rule 17f-5 of the Act and express no opinion thereon.

This report is intended solely for the information and use of management, the Board of Trustees of the Fund and the Securities and Exchange Commission, and is not intended to be and should not be used by anyone other than these specified parties.

/s/ KPMG LLP

Boston, Massachusetts
September 29, 2008

October 29, 2007

KPMG LLP

Attention:  Dan Strasshofer

99 High Street

Boston, MA  02110

RE:  Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

Ladies and Gentlemen:

We, as members of management of the ING Funds listed in Appendix A (the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Management Investment Company,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of May 31, 2006, October 31, 2006, and December 31, 2006, and for the period from January 1, 2006 through December 31, 2006.

Based on this evaluation, we assert that the Funds were in compliance with the applicable requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2006, October 31, 2006, and December 31, 2006, and for the period from January 1, 2006 through December 31, 2006, with respect to securities reflected in the investment accounts of the Funds that are held by affiliated foreign sub-custodians. We note that all affiliated sub-custodians that maintained assets of the Funds during the applicable period qualified as “Eligible Foreign Custodians” under rule 17f-5.

Very truly yours,

ING Funds

/s/ Shaun P. Mathews
Shaun P. Mathews
Chief Executive Officer

/s/ Todd Modic

Todd Modic

Senior Vice President and Chief Financial Officer

Appendix A

ING American Century Mid Cap Value Portfolio

ING American Century Select Portfolio

ING Davis Venture Value Portfolio (formerly, ING Salomon Brothers Fundamental Value Portfolio)

ING Disciplined International Small Cap Fund

ING Emerging Countries Fund

ING FMR Diversified Mid Cap Portfolio

ING Foreign Fund

ING Global Advantage and Premium Opportunity Fund

ING Global Equity Dividend Fund

ING Global Equity Dividend and Premium Opportunity Fund

ING Global Real Estate Fund

ING Global Resources Portfolio

ING Global Science and Technology Fund

ING Global Value Choice Fund

ING Index Plus International Equity Fund

ING International Capital Appreciation Fund

ING International Equity Fund (formerly, ING International Growth Fund)

ING International Growth Opportunities Fund (formerly, ING International Fund)

ING International Growth Opportunities Portfolio (formerly, ING International Portfolio)

ING International Real Estate Fund

ING International Small Cap Fund (formerly, ING International Small Cap Growth Fund)

ING International Value Fund

ING International Value Choice Fund

ING JPMorgan Emerging Markets Equity Portfolio

ING JPMorgan International Portfolio (formerly, ING JPMorgan Fleming International Portfolio)

ING Julius Baer Foreign Portfolio

ING Large Cap Growth Fund

ING MFS Utilities Portfolio

ING Oppenheimer Global Portfolio

ING Oppenheimer Strategic Income Portfolio

ING Pioneer Fund Portfolio

ING Russia Fund

ING Strategic Allocation Conservative Fund (formerly, ING Strategic Allocation Income Fund)

ING Strategic Allocation Growth Fund

ING Strategic Allocation Moderate Fund (formerly, ING Strategic Allocation Balanced Fund)

ING T. Rowe Price Growth Equity Portfolio

ING Templeton Foreign Equity Portfolio

ING Templeton Global Growth Portfolio (formerly, ING Capital Guardian Managed Global Portfolio)

ING Thornburg Value Portfolio (fka, ING MFS Capital Opportunities Portfolio)

ING Van Kampen Global Franchise Portfolio

ING VP Global Equity Dividend Portfolio (formerly, ING VP Worldwide Growth Portfolio)

ING VP Global Science and Technology Portfolio

ING VP Index Plus International Equity Portfolio

ING VP International Equity Portfolio

ING VP International Value Portfolio

ING VP Large Cap Growth Portfolio

ING VP Strategic Allocation Conservative Portfolio (formerly, ING VP Strategic Allocation Income Portfolio)

ING VP Strategic Allocation Growth Portfolio

ING VP Strategic Allocation Moderate Portfolio (formerly, ING VP Strategic Allocation Balanced Portfolio)

ING Wells Fargo Disciplined Value Portfolio (formerly, ING Wells Fargo Mid Cap Disciplined Portfolio)